UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 16 February, 2005  By /s/Ronald Lea Erratt Company Secretary


ASX & MEDIA RELEASE
16 FEBRUARY, 2005

NOVOGEN PATENT LICENCE TO SOLAE NOW TRANSFERRED TO ADM

The licence covering Novogen patent rights to soy isoflavones, which was with the DuPont joint venture company Solae LLC, has now been transferred to Archer Daniels Midland Company (ADM).

ADM has assumed the rights and obligations formerly held by Solae, including royalty and milestone payments under the Novogen licence.

ADM is one of the world's largest processors of soybeans, and has over 26,000 employees, more than 250 processing plants and net sales for the fiscal year ended June 30, 2004 of over $US 36 billion.

The transfer of the Novogen patent licence and certain other business of Solae to ADM consolidates ADM's position as one of the world leaders in the soy industry.

The Novogen licence to ADM is worldwide, other than for Australia and New Zealand.

Novogen CEO Christopher Naughton said the transfer of the licence coincided with the settlement of litigation initiated by Solae against ADM, and was facilited by Novogen's consent to the transfer.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088